82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA




10016458

Bornheim, October 5, 2010

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

Enclosed please find our Press Release and Half-Year-Report (March 1 to August 31, 2010) which we have published on September 30, 2010 for your documentation.

Kind regards,

Judith Sommer
pp. Judith Sommer

Enclosures

dlw 10/20

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder


HORNBACH
HOLDING AG


HORNBACH
Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

DIY company presents figures for first half of 2010/2011

Hornbach underlines its sustainable success

Sales up 3.6 percent, Group operating earnings up 7.6 percent - Slight increase in earnings forecast announced

Frankfurt am Main/Neustadt a. d. Weinstrasse, September 30, 2010. **The Hornbach Group has presented pleasing half-year figures. Sales at the Hornbach Holding AG Group grew 6.5 percent to Euro 830.1 million in the second quarter, and by 3.6 percent to Euro 1.66 billion in the first half of the financial year (March 1 to August 31, 2010). On a like-for-like basis, i.e. excluding sales at newly opened stores, Hornbach's sales were 3.7 percent higher in the second quarter and 0.8 percent higher in the first half as a whole. Earnings at the Group rose even faster than sales. Operating earnings (EBIT) showed disproportionate growth compared with sales, rising 14.0 percent to Euro 80.4 million in the second quarter, and by 7.6 percent to Euro 140.0 million in the first half.**

Similarly positive were the results at Hornbach-Baumarkt-AG. This subgroup, the largest company within the Group, operates 131 DIY megastores with garden centers in nine countries across Europe, of which 92 stores are located in Germany. The subgroup's sales grew 6.5 percent to Euro 775.3 million in the second quarter, and by 3.5 percent to Euro 1.55 billion in the first half. Operating earnings (EBIT) amounted to Euro 67.9 million for the period from June to August (+15.6%), and to Euro 117.5 million for the past six months as a whole (+8.5%).

DIY stores and builders' merchant business head-to-head in terms of sales and earnings growth

"There are three reasons why I am satisfied with our business performance", commented Albrecht Hornbach, Chairman of the Board of Management of Hornbach Holding AG, at a press conference in Frankfurt. "Firstly, the trend is positive and sales are on the increase. Secondly, the momentum driving this growth came both from Germany and from our stores in other European countries. And thirdly, both the DIY stores and the builders' merchant outlets have delivered improved earnings, thus contributing to the pleasing performance of the overall business." After all, Hornbach Baustoff Union GmbH (HBU) also maintained its growth, increasing its sales 7.1 percent in the second quarter and 5.5 percent in the first half.

The Hornbach Group is on the one hand upholding its sales forecast, which foresees growth in a low to medium single-digit percentage range both at the overall Group and at the Baumarkt subgroup. On the other hand, the Group has raised its earnings forecast due to the positive first-half earnings performance and its more favorable assessment of macroeconomic data in the nine European countries with Hornbach stores. Operating earnings are expected to slightly exceed the level reported for the 2009/2010 financial year, for which the overall Group posted EBIT of Euro 151 million. The Board of Management had previously still expected EBIT to fall slightly shorter of the previous year's figure.

The Hornbach Group can also point to highly solid key balance sheet figures as of August 31, 2010. Its equity ratio amounts to 41.8% (balance sheet date as of February 28, 2010: 42.4%). The Group's net financial debt has reduced from € 422.6 million to € 250.9 million. The overall Group has almost 13,600 employees in total at present. Three new DIY megastores with garden centers are currently being built in the Netherlands (Breda), Romania (Bucharest) and the Czech Republic (Plzen).

European leader for FSC-certified timber

Albrecht Hornbach pointed out that the Hornbach Group was very actively committed to sustainability. "All of the timber in the items in our product range comes from proven sustainable and socially responsible forestry." With more than 4,500 FSC-certified products, Hornbach is Europe's leading DIY player in this respect. FSC stands for Forest Stewardship Council. The FSC seal guarantees that the timber sold meets the strictest social and ecological criteria. On September 23, 2010, FSC International, the superordinate global federation of national FSC associations, awarded Hornbach-Baumarkt-AG the FSC Global Partner Award in the retail sector for its commitment to protecting rain forests and upholding social standards in international forestry. Hornbach is thus one of the first retail companies worldwide to receive this prize. "With our guiding principles, our commitment to society, and our long-term approach to our business activities and their social implications, we are the top German DIY player when it comes to sustainability. We aim to provide a role model for others and to show that even medium-sized family-driven companies can make a great difference in terms of environmental protection and other issues relevant to society", remarked Albrecht Hornbach.

Note:
Key figures for the second quarter and the first half of 2010/2011 can be found on the following page. The extensive Half-Year Financial Reports 2010/2011 of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG can be downloaded from the internet at: www.hornbach-group.com/Financial Reports.

Investor Relations
Axel Müller
Tel: (+49) 0 63 48/ 60 - 2444
Fax: (+49) 0 63 48/ 60 - 4299
E-Mail: invest@hornbach.com

Key Figures for 2nd Quarter/1st Half of 2010/2011 at a Glance

HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	2nd Quarter 2010/2011	2nd Quarter 2009/2010	Change %	1st Half 2010/2011	1st Half 2009/2010	Change %
Net sales	**830.1**	**779.4**	**6.5**	**1,656.8**	**1,599.2**	**3.6**
Gross margin as % of net sales	36.5%	35.7%		36.7%	36.0%	
EBITDA	97.3	88.4	10.1	173.7	165.5	5.0
Earnings before interest and taxes (EBIT)	**80.4**	**70.5**	**14.0**	**140.0**	**130.1**	**7.6**
Consolidated earnings before taxes	73.1	60.8	20.1	126.0	111.2	13.3
Consolidated net income [1]	54.0	41.1	31.3	91.8	78.2	17.4
Earnings per preference share in €	5.38	4.15	29.6	9.11	7.84	16.2
Investments	24.2	26.1	(7.4)	43.6	64.9	(32.9)

Misc. key figures of the HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	August 31, 2010	February 28, 2010	Change %
Total assets	2,267.3	2,032.9	11.5
Shareholders' equity	947.5	861.5	10.0
Shareholders' equity as % of total assets	41.8%	42.4%	
Number of employees	13,596	13,214	2.9

HORNBACH-Baumarkt-AG subgroup (in € million, unless otherwise stated)		2nd Quarter 2009/2010	Change %		1st Half 2009/2010	Change %
Net sales	**775.3**	**728.1**	**6.5**	**1,555.2**	**1,502.9**	**3.5**
of which: in other European countries	327.1	302.2	8.2	653.4	614.9	6.3
Like-for-like sales growth [2]	3.7%	1.9%		0.8%	1.7%	
Gross margin as % of net sales	37.3%	36.5%		37.5%	36.6%	
EBITDA	81.2	72.6	11.8	143.6	135.8	5.8
Earnings before interest and taxes (EBIT)	**67.9**	**58.7**	**15.6**	**117.5**	**108.3**	**8.5**
Consolidated earnings before taxes	64.5	53.0	21.7	111.4	97.4	14.4
Consolidated net income	46.6	35.5	31.5	80.3	68.5	17.2
Basic earnings per share in €	2.93	2.25	30.2	5.05	4.35	16.1
Investments	15.4	14.9	3.7	27.1	42.3	(35.9)

Misc. key figures of the HORNBACH-Baumarkt-AG subgroup (in € million, unless otherwise stated)		February 28, 2010	Change %
Total assets	1,637.4	1,439.4	13.8
Shareholders' equity	729.2	654.7	11.4
Shareholders' equity as % of total assets	44.5%	45.5%	
Number of stores	131	131	0.0
Sales area in 000 m² (based on BHB)	1,482	1,480	0.1
Number of employees	12,973	12,640	2.6

1) pursuant to IFRS including minority interests
2) currency-adjusted

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

HALF-YEAR FINANCIAL REPORT HORNBACH-BAUMARKT-AG GROUP

H1 2010/2011

(MARCH 1 – AUGUST 31, 2010)


HORNBACH
Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG GROUP

Half-Year Financial Report 2010/2011

(March 1 – August 31, 2010)

Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	2nd Quarter 2010/2011	2nd Quarter 2009/2010	Change %	1st Half 2010/2011	1st Half 2009/2010	Change %
Net sales	**775.3**	**728.1**	**6.5**	**1,555.2**	**1,502.9**	**3.5**
of which: in other European countries	327.1	302.2	8.2	653.4	614.9	6.3
Like-for-like sales growth	3.7%	1.9%		0.8%	1.7%	
Gross margin as % of net sales	37.3%	36.5%		37.5%	36.6%	
EBITDA	81.2	72.6	11.8	143.6	135.8	5.8
Earnings before interest and taxes (EBIT)	**67.9**	**58.7**	**15.6**	**117.5**	**108.3**	**8.5**
Consolidated earnings before taxes	64.5	53.0	21.7	111.4	97.4	14.4
Consolidated net income	46.6	35.5	31.5	80.3	68.5	17.2
Basic earnings per share in €	2.93	2.25	30.2	5.05	4.35	16.1
Investments	15.4	14.9	3.7	27.1	42.3	(35.9)

Misc. key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	August 31, 2010	February 28, 2010	Change %
Total assets	1,637.4	1,439.4	13.8
Shareholders' equity	729.2	654.7	11.4
Shareholders' equity as % of total assets	44.5%	45.5%	
Number of stores	131	131	0.0
Sales area in 000 m² (based on BHB)	1,482	1,480	0.1
Number of employees	12,973	12,640	2.6

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

INTERIM GROUP MANAGEMENT REPORT

Summary

- **Increasingly dynamic business performance during first half of 2010/2011**
- **Consolidated sales improve 6.5% in 2nd quarter and 3.5% in 1st half**
- **Like-for-like sales at Group up 3.7% in 2nd quarter and 0.8% in 1st half**
- **Disproportionate earnings growth in 1st half – EBIT rise 8.5% to € 117.5 million**

The business performance of the HORNBACH-Baumarkt-AG Group gained further momentum in the second quarter of the 2010/2011 financial year. In the period from June to August 2010, consolidated sales increased by 6.5% to € 775.3 million, following slight growth of 0.7% in the previous quarter. The Group's sales for the first half as a whole thus grew by 3.5% to € 1,555.2 million (previous year: € 1,502.9m). Growth momentum was seen both in Germany and at the stores in other European countries. Like-for-like sales at the 92 stores in the Group's home market grew by 4.9% in the second quarter and by 1.1% in the first half as a whole. Outside Germany, like-for-like sales net of currency items rose by 2.1% (Q2) and 0.2% (H1). Earnings showed disproportionate growth compared with sales in the first half of 2010/2011. This was chiefly due to like-for-like sales growth in Germany and abroad in conjunction with an improvement in the gross margin across the Group. Operating earnings (EBIT) at the Group increased by 8.5% to € 117.5 million (previous year: € 108.3m), while consolidated net income for the period surged by 17.2% to € 80.3 million (previous year: € 68.5m). Basic earnings per share amounted to € 5.05 at the end of the first six months (previous year: € 4.35).

Macroeconomic Framework and Sector Performance

Macroeconomic conditions in those countries where the HORNBACH-Baumarkt-AG Group operates have developed more favorably than expected, particularly when compared with the statements made in the outlook in the 2009/2010 Annual Report. The global economic upturn continued apace in spring 2010. According to the German Bundesbank, global industrial output has now regained its pre-crisis level. Not only that, the rate of growth seemed to be distributed in a more balanced way between developed and emerging economies. There were nevertheless signs that this upturn would step down a gear in the second half of the calendar year. Following a period of growth, in some cases dramatic, the major emerging economies in particular, led by the Chinese economy, have returned to a steadier course. Among industrialized economies, developments in the USA have recently been noticeably more moderate following dynamic growth in the 2009/2010 winter half-year. Gross domestic product (GDP) in the USA thus grew by 0.4% in the second calendar quarter (Q2) compared with the previous quarter, following growth of 0.9% in the first quarter (Q1). This contrasted with markedly more robust developments in Europe.

The European economy has so far largely escaped the ongoing uncertainty on the international financial markets and reduction in the pace of economic growth seen in other parts of the world. The intensification in the debt crisis in Greece at the beginning of May 2010 and resultant spillover to other countries on the periphery of the euro area have certainly led to a marked loss of confidence and macroeconomic slowdown in the countries affected. However, the latest bout of turbulence on the financial markets has not had any negative impact on the performance of the real economy in the euro area as a whole or in the rest of the world. Compared with the subdued start to the year in the previous quarter (plus 0.3%), the GDP of the European Union (EU27) and of the euro area grew by 1.0% in the second quarter, thus exceeding the figure for the previous year's period, which marked the low point of the recent recession, by 1.9%.

GDP growth rates in countries with HORNBACH DIY megastores and garden centers

Percentage change on previous quarter Source: Eurostat (calendar year figures)	3rd Quarter 2009	4th Quarter 2009	1st Quarter 2010	2nd Quarter 2010
Germany	0.7	0.3	0.5	2.2
Luxembourg	4.5	1.2	-0.3	n.a.
Netherlands	0.6	0.6	0.5	0.9
Austria	0.6	0.4	0.0	1.2
Romania	0.1	-1.5	-0.3	0.3
Slovakia	1.2	1.7	0.8	1.2
Sweden	0.4	0.5	1.5	1.9
Switzerland	0.7	0.7	1.0	0.9
Czech Republic	0.5	0.5	0.4	0.9
Euro area	**0.4**	**0.2**	**0.3**	**1.0**
EU 27	**0.3**	**0.2**	**0.3**	**1.0**

Most regions where we operate our HORNBACH DIY megastores with garden centers witnessed higher economic growth in the second quarter than in the previous quarter. Major factors driving this economic upturn on the one hand included the momentum provided by the international economy. On the other hand, the economies of northern EU member states received a boost from the construction industry catching up with its activities following extensive weather-related downtime during the winter. What's more, gross fixed capital investment also picked up noticeably in the second quarter, rising by 1.8% compared with the previous quarter. This key figure had still fallen 0.4% short of the previous year's figure in the previous quarter. Private consumer spending only generated moderate growth momentum. Overall, however, increasing signs that EU labor markets were beginning to bottom out led to an improvement in the consumer confidence framework through to summer 2010. More favorable developments were also apparent in the retail sector. Seasonally-adjusted retail sales volumes in the EU have been improving since May 2010, with monthly growth rates of around one percent compared with respective months in the previous year.

The German economy recovered surprisingly quickly from the crisis in the second quarter of 2010 and has assumed the role of growth driver for the European Union as a whole. According to the Federal Statistics Office, real-term GDP surged by 2.2% in the second quarter of 2010 compared with the previous quarter (following adjustment for seasonal and calendar factors). Booming exports and rising investment led to the highest level of quarter-on-quarter growth since German reunification. The domestic economy also generated positive momentum, with notably higher volumes of investment in equipment (plus 4.4%) and construction (plus 5.2%) than in the previous quarter. This was also due in part to companies catching up on investments previously postponed due to economic and weather-related factors. Private consumer spending rose for the first time in nine months (plus 0.6%). Consumer spending in Germany also benefited from the moderate development in prices and the highly robust labor market which, one year later than macroeconomic output, can now also be assumed to have bottomed out. Thanks to consistent improvements in large parts of the economy, unemployment has also fallen substantially. The number of unemployed people in Germany most recently amounted to around 3.2 million, while the unemployment rate dropped from 8.6% to 7.6% in the period from January to July 2010. Given the backdrop of positive macroeconomic news, consumer confidence has also been on the increase in recent times. According to the GfK consumer confidence index for August, the prospects for this trend continuing in coming months are also good.

The German retail sector can report a better business performance in 2010 to date than initially expected. As announced by the Federal Statistics Office, turnover at German retailers rose year-on-year by 1.9% in nominal terms and by 0.9% in real terms in the period from January to July 2010. Here, retailers selling furniture, household appliances and construction materials reported some of the highest growth rates. Sales at builders' merchants grew by 3.8% in the first six months, and that in spite of the prolonged winter. The German DIY store and garden center sector can also report positive developments in the first half of the

year. According to the BHB sector association, the DIY sector boosted its gross sales by 1.7% to € 9.3 billion in the period from January to June 2010. The BHB/GfK report also revealed year-on-year growth of 1.6% in (adjusted) comparable store sales. Following a subdued sales performance in April and May, hot summer temperatures in June brought fresh momentum to the DIY store business, thus enabling like-for-like sales for the second calendar quarter of 2010 as a whole to regain positive territory (Q2: 1.0%).

Earnings, Financial and Net Asset Situation

Development in HORNBACH's store network
As already in the first quarter, no new HORNBACH DIY megastores with garden centers were opened in the second quarter of 2010/2011. As of August 31, 2010 we were operating 131 retail outlets across the Group (February 28, 2010: 131). Of these, an unchanged total of 92 stores are in Germany, while 39 stores are located in other European countries. Total sales areas at the HORNBACH-Baumarkt-AG Group amounted to around 1,482,000 m². The HORNBACH DIY megastores with garden centers have an average size of more than 11,300 m².

Sales performance
The sales performance of the HORNBACH-Baumarkt-AG Group gained noticeable momentum in the second quarter of the 2010/2011 financial year (March 1, 2010 - February 28, 2011). Sales across the Group increased by 6.5% to € 775.3 million (previous year: € 728.1m). On a like-for-like basis, i.e. excluding sales at stores newly opened in the past twelve months and net of currency items, we boosted the Group's sales year-on-year by 3.7% in the period from June to August 2010. Including currency items in the non-euro countries of Romania, Sweden, Switzerland and the Czech Republic, the Group's like-for-like sales grew by 5.2%.

The Group's sales for the first half as a whole (March 1 to August 31, 2010) increased by 3.5% to € 1,555.2 million (previous year: € 1,502.9m). On a like-for-like basis and net of currency items, we reported slight cumulative sales growth of 0.8%. Including currency items, the Group's like-for-like sales grew by 2.1%.

- **Germany**

Following a slight decline in sales in the first quarter (minus 1.9%), our stores in Germany posted substantial growth in the second quarter of 2010/2011. Sales thus rose by 5.2% to € 448.2 million (previous year: € 425.9m). Like-for-like sales growth in the second-quarter amounted to 4.9%, with positive growth, in some cases significant, in all three months. Sales in Germany for the first half as a whole rose by 1.5% to € 901.8 million overall (previous year: € 888.1m), and by 1.1% on a like-for-like basis. Demand for our products and services, with their focus on project customers, benefited in the second quarter from consumers' increased confidence and the improved macroeconomic framework. The mood among consumers, and their willingness to invest more in renovating their apartments or new construction projects once again, was lifted in particular by positive news from the labor market and increased earnings expectations. Not only that, beautiful summer weather in June and July 2010 boosted sales, particularly of garden items and plants, where turnover had still faltered in the first quarter due to the prolonged winter.

- **Other European countries**

Second-quarter sales at the HORNBACH DIY megastores with garden centers located outside Germany rose by 8.2% to € 327.1 million (previous year: € 302.2m). In the first half as a whole, we increased our sales in other European countries by 6.3% to € 653.4 million (previous year: € 614.9m). Due to the Group's expansion being focused on countries outside Germany, the international share of consolidated sales at HORNBACH-Baumarkt-AG grew from 40.9% to 42.0% in the first six months. We increased our like-for-like sales, in some cases significantly, in all West European countries where we operate our HORNBACH DIY megastores with garden centers, as well as in Slovakia, both in the second quarter and in the first half as a whole. Given the economic upturn seen across the EU, the subdued levels of consumer confidence in Romania and the Czech Republic in the

wake of the economic crisis eased considerably during the second quarter. Like-for-like sales outside Germany rose by 2.1% in the second quarter, and even by 5.6% when currency items are included. Thanks to the pleasing momentum provided by the second quarter, like-for-like sales growth returned to positive territory at 0.2% by the end of the first six months. Including currency items, like-for-like sales grew by 3.5% in the first half of the year.

Earnings performance

The following information refers to the earnings performance of the HORNBACH-Baumarkt-AG Group. Information about the performance of the "DIY stores" and "Real estate" segments can be found in the segment report in the notes to the financial statements (Page 17).

Earnings showed disproportionate growth compared with sales in the first half of 2010/2011. This was chiefly driven by like-for-like sales growth in Germany and abroad in conjunction with an improvement in the gross margin across the Group. As a percentage of net sales, the gross profit rose from 36.6% to 37.5%. This increase in the gross margin was in turn mainly due to changes in the product mix, a reduction in average procurement prices and currency items in the Group's international procurement activities. Due primarily to higher personnel and operating expenses, the Group's selling and store expenses showed moderate growth of 3.9% to € 416.4 million (previous year: € 400.7m). The selling and store expense ratio increased slightly from 26.7% to 26.8%. The pre-opening expense ratio remained constant at 0.1%. Project-related expenses led the administration expense ratio to rise slightly from 3.5% to 3.7%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first six months of the current financial year rose by 5.8% to € 143.6 million (previous year: € 135.8m). The Group's operating earnings (EBIT) rose by 8.5% to € 117.5 million (previous year: € 108.3m). Thanks to a positive currency result of € 3.5 million (previous year: minus € 0.8m), the net financial expenses of the HORNBACH-Baumarkt-AG Group improved from minus € 11.0 million to minus € 6.1m. Consolidated earnings before taxes grew by 14.4% to € 111.4 million (previous year: € 97.4m), while net income for the period grew by 17.2% to € 80.3 million (previous year: € 68.5m). Basic earnings per share were reported at € 5.05 at the end of the first six months (previous year: € 4.35).

The Group's earnings performance gained notable momentum in the second quarter compared with the previous quarter. In the period from June to August 2010, we boosted our EBITDA by 11.8% to € 81.2 million (previous year: € 72.6m). EBIT grew by 15.6% to € 67.9 million (previous year: € 58.7m), while EBIT for the first three months had just matched the previous year's figure. Consolidated earnings before taxes rose by 21.7% to € 64.5 million (previous year: € 53.0m). Net income for the second quarter was reported at € 46.6 million (previous year: € 35.5m), while basic earnings per share amounted to € 2.93 (previous year: € 2.25).

Financial and net asset position

Investments decreased to € 27.1 million in the first half of the 2010/2011 financial year, down from € 42.3 million in the previous year's period. This reduction was mainly due to year-on-year changes in the Group's expansion calendar. While one new HORNBACH DIY megastore with a garden center was opened in the first half of the previous year, the new store openings in the current financial year are only scheduled to take place in the second half of the year. Around 54% of funds were invested in plant and operating equipment at new and existing stores and in intangible assets (mainly IT software), while the rest were channeled into land and buildings. Investments were financed in full from the cash flow of € 178.7 million from operations (previous year: € 187.1m). Further information about the financing and investment activities of the HORNBACH-Baumarkt-AG Group can be found in the cash flow statement on Page 12.

The HORNBACH-Baumarkt-AG Group can point to highly solid key balance sheet figures as of August 31, 2010. Total assets grew to € 1,637.4 million, up 13.8% on the balance sheet date as of February 28, 2010. This increase was chiefly attributable to substantial growth in cash and cash equivalents from € 295.6 million to € 497.3 million.

Shareholders' equity as reported in the balance sheet as of August 31, 2010 rose by 11.4%, or € 74.5 million, compared with the previous balance sheet date to reach € 729.2 million. The equity ratio amounts to 44.5% (February 28, 2010: 45.5%). Due mainly to the reduction in non-current financial debt, non-current liabilities dropped by 10.1% to € 415.1 million (February 28, 2010: € 461.7m). Here, the reclassification of the promissory note bond of € 80 million maturing next year to current financial debt was countered by the taking up of two new promissory note bonds with a combined total of € 40 million in order to refinance investments in Switzerland and the Czech Republic. Current debt, by contrast, rose from € 323.0 million to € 493.1 million. This was due on the one hand to the increase in current financial debt, which consists exclusively of the portion of long-term financing facilities maturing in the short term, from € 27.0 million to € 104.7 million. On the other hand, the rise in current financial debt was also driven by the € 68.8 million increase in trade payables and other liabilities to € 285.9 million, as well as by higher income tax liabilities.

As of August 31, 2010, cash and cash equivalents exceeded financial debt by € 43.4 million. By comparison, the net financial debt of the HORNBACH-Baumarkt-AG Group as of February 28, 2010 had still amounted to € 126.3 million.

Employees
At the reporting date on August 31, 2010, 12,973 individuals across Europe were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries (February 28, 2010: 12,640).

Risk Report

We provided a detailed presentation of the risks involved in our business activities on Pages 59 to 64 of the 2009/2010 Annual Report of the HORNBACH-Baumarkt-AG Group. Over and above the information provided in the Annual Report, there have been no major changes in the first half of 2010/2011 which could result in any new risk assessment for the second half of the year. Furthermore, no future risks to the continued existence of the HORNBACH-Baumarkt-AG Group have been identified on the basis of the information currently available.

Events After the Balance Sheet Date

No events of material significance for the assessment of the earnings, financial and net asset position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group have occurred since the end of the first half of the financial year on August 31, 2010.

Outlook

Opportunities
We reported at length on the macroeconomic, sector-specific, and strategic opportunities involved in the business activities of the HORNBACH-Baumarkt-AG Group in the outlook on Pages 68 to 74 of the 2009/2010 Annual Report. This basic assessment of the Group's medium to long-term development potential was still valid upon publication of this interim report. Given the rapid recovery in large sections of the global economy, however, we would now tend to assess macroeconomic opportunities more favorably than in the 2009/2010 Annual Report.

According to the German Bundesbank, the global economy has certainly maintained its growth course since mid-2010, but has at the same time lost some of its dynamism. The Bundesbank's early indicator shows that the global upturn could enter calmer waters in the second half of the year. In their monthly report for August, the central bankers wrote that "from a current perspective,

the ongoing recovery in the global economy is nevertheless not under threat." In view of the global economy's unexpectedly robust start tc 2010 and its ongoing high level of momentum in the spring, at the beginning of July the International Monetary Fund (IMF) once again revised its global growth forecast for 2010 upwards, this time by half a percentage point to 4.6%, while leaving its forecast for 2011 unchanged.

The real economy has in the meantime already left several previous forecasts behind. In mid-September, the European Commission thus revised its growth outlook for the euro area and the EU significantly upwards. Based on the current assessment by the EU Commission, real-term GDP is expected to grow by 1.7% in the current year in the euro area, and by 1.8% in the EU as a whole (EU 27). With its interim forecast, the Commission has virtually doubled its own forecasts from the spring. This revision was due to above-expected developments in the first half, from which the second half can also be expected to benefit. What's more, this growth now has a broader footing. In the second quarter, capital expenditure and private consumer spending contributed more to GDP growth than did the combined figure for inventory build-up and net exports. Having said this, the EU Commission also expects growth to slow in the second half of 2010, not least as the temporary momentum provided, for example, by government economic stimulus programs is set to expire in the EU as well.

For Germany, the EU Commission most recently raised its 2010 forecast to 3.4%, thus almost trebling the expected rate of economic growth. All in all, the upward economic trend in Germany would currently seem to be on safe ground, even though the risks in terms of developments on international financial markets continue to apply. According to the Bundesbank, the rate of growth will normalize once again following the extraordinarily dynamic developments seen in the spring. The pace of exports is expected to slow, but companies' willingness to invest should increase. Private consumer spending is set to benefit from the ongoing recovery on the labor market. Consumer confidence in Germany continues to be boosted by the inflation rate, which is still only at a moderate level. In its August consumer confidence study, the Gfk expected private consumption to contribute its share to the strong recovery in the German economy, provided that underlying conditions remain equally positive. The macroeconomic framework is thus more favorable overall for retailers in the fall of 2010 than it was in the spring. The DIY store and garden center sector should also continue to benefit from this situation.

Outlook for the Group

Three HORNBACH DIY megastores with garden centers are currently under construction. These relate to the locations in the Netherlands (Breda), Romania (Bucharest) and the Czech Republic (Plzen). The stores in the Netherlands and Romania are expected to be opened in the fourth quarter. Due to delays in construction, the opening of the new store in Plzen will be delayed to the first quarter of the coming financial year. As already reported in the first-quarter report, due to delays in the issuing of the relevant permits the opening of a further store in the Netherlands, originally scheduled to take place in the current financial year, will also have to be postponed to the 2011/2012 financial year. Overall, only two rather than four HORNBACH DIY megastores with garden stores will therefore be opening their doors by the end of the current financial year.

We can confirm the sales forecast for the 2010/2011 financial year without amendment. Accordingly, sales at the HORNBACH-Baumarkt-AG Group are expected to show growth in a low to medium single-digit percentage range.

We are slightly raising our earnings forecast compared with the statements made in the 2009/2010 Annual Report and the interim report for the first quarter of 2010/2011. This is due to the cumulative positive earnings performance during the first half, which accounts for the major share of full-year earnings, in conjunction with the improved assessment of macroeconomic data in those European countries in which we operate. Notwithstanding higher project-related administration expenses and higher preopening expenses, we thus now expect the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group for the 2010/1011 financial year as a whole to be slightly ahead of the level reported for the 2009/2010 financial year (€ 114.9m). We previously thought that EBIT could fall slightly short of the previous year's figure. No further sale and leaseback transactions are budgeted for the current financial year.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income Statement

€ million	2nd Quarter 2010/2011	2nd Quarter 2009/2010	Change %	1st Half 2010/2011	1st Half 2009/2010	Change %
Sales	775.3	728.1	6.5	1,555.2	1,502.9	3.5
Cost of goods sold	485.9	462.6	5.0	972.0	952.3	2.1
Gross profit	**289.4**	**265.5**	**9.0**	**583.2**	**550.7**	**5.9**
Selling and store expenses	197.5	187.6	5.3	416.4	400.7	3.9
Pre-opening expenses	1.1	0.7	59.7	1.6	1.4	11.9
General and administration expenses	28.6	24.8	15.2	57.4	52.2	9.9
Other income and expenses	5.6	6.3	(10.7)	9.7	12.0	(19.0)
Earnings before interest and taxes (EBIT)	**67.9**	**58.7**	**15.6**	**117.5**	**108.3**	**8.5**
Other interest and similar income	0.9	1.0	(13.0)	1.5	2.0	(27.8)
Other interest and similar expenses	6.0	5.8	2.9	11.8	12.0	(1.0)
Other financial result	1.8	(0.8)		4.3	(1.0)	
Net financial expenses	**(3.4)**	**(5.7)**	**(40.8)**	**(6.1)**	**(11.0)**	**(44.3)**
Consolidated earnings before taxes	**64.5**	**53.0**	**21.7**	**111.4**	**97.4**	**14.4**
Taxes on income	17.9	17.5	2.0	31.1	28.9	7.7
Consolidated net income	**46.6**	**35.5**	**31.5**	**80.3**	**68.5**	**17.2**
Basic earnings per share in €	2.93	2.25	30.2	5.05	4.35	16.1
Diluted earnings per share in €	n.a.	2.25		n.a.	4.34	

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Comprehensive Income for the Period

€ million	1st Half 2010/2011	1st Half 2009/2010
Consolidated net income	**80.3**	**68.5**
Measurement of derivative financial instruments (cash flow hedge)		
Measurement of derivative hedging instruments directly in equity	(1.4)	(0.8)
Gains and losses from measurement of derivative financial instruments transferred to profit or loss	1.3	0.7
Exchange differences arising on the translation of foreign subsidiaries	10.2	5.1
Other comprehensive income	**10.1**	**5.0**
Total comprehensive income	**90.5**	**73.5**

Rounding up or down may lead to discrepancies between totals.

Balance Sheet

Assets	August 31, 2010		February 28, 2010	
	€ million	%	€ million	%
Non-current assets				
Intangible assets	20.8	1.3	19.6	1.4
Property, plant, and equipment	577.2	35.2	567.3	39.4
Investment property	12.8	0.8	12.8	0.9
Financial assets	1.2	0.0	1.1	0.0
Non-current receivables and other assets	8.8	0.5	8.2	0.6
Non-current income tax receivables	7.5	0.5	7.3	0.5
Deferred tax assets	12.5	0.8	13.5	0.9
	640.7	**39.1**	**629.9**	**43.8**
Current assets				
Inventories	434.6	26.5	428.0	29.7
Other receivables and assets	62.0	3.8	46.7	3.2
Income tax receivables	1.9	0.1	4.1	0.3
Cash and cash equivalents	497.3	30.4	295.6	20.5
Non-current assets held for sale	1.0	0.1	35.1	2.4
	996.7	**60.9**	**809.5**	**56.2**
	1,637.4	**100.0**	**1,439.4**	**100.0**

Equity and liabilities	August 31, 2010		February 28, 2010	
	€ million	%	€ million	%
Shareholders' equity				
Share capital	47.7	2.9	47.7	3.3
Capital reserve	143.6	8.8	143.6	10.0
Revenue reserves	537.8	32.8	463.4	32.2
	729.2	**44.5**	**654.7**	**45.5**
Non-current liabilities				
Non-current financial debt	349.1	21.3	395.0	27.4
Deferred tax liabilities	42.8	2.6	43.6	3.0
Other non-current liabilities	23.1	1.4	23.1	1.6
	415.1	**25.4**	**461.7**	**32.1**
Current liabilities				
Current financial debt	104.7	6.4	27.0	1.9
Trade payables and other liabilities	285.9	17.5	217.1	15.1
Income tax liabilities	38.0	2.3	18.9	1.3
Other provisions and accrued liabilities	64.6	3.9	60.0	4.2
	493.1	**30.1**	**323.0**	**22.4**
	1,637.4	**100.0**	**1,439.4**	**100.0**

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Changes in Equity

1st Half 2009/2010 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves	Total equity
Balance at March 1, 2009	**47.2**	**140.2**	**(3.6)**	**6.7**	**400.9**	**591.3**
Consolidated net income					68.5	68.5
Measurement of derivative financial instruments (cash flow hedge), net after taxes			(0.1)			(0.1)
Foreign currency translation				5.1		5.1
Total comprehensive income			**(0.1)**	**5.1**	**68.5**	**73.5**
Dividend distribution					(13.7)	(13.7)
Treasury stock transactions					(0.2)	(0.2)
Capital increase from share option plans	0.1	0.5				0.6
Balance at August 31, 2009	**47.3**	**140.7**	**(3.7)**	**11.8**	**455.4**	**651.5**

1st Half 2010/2011 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves	Total equity
Balance at March 1, 2010	**47.7**	**143.6**	**(3.5)**	**12.4**	**454.5**	**654.7**
Consolidated net income					80.3	80.3
Measurement of derivative financial instruments (cash flow hedge), net after taxes			(0.1)			(0.1)
Foreign currency translation				10.2		10.2
Total comprehensive income			**(0.1)**	**10.2**	**80.3**	**90.5**
Dividend distribution					(15.9)	(15.9)
Treasury stock transactions					(0.1)	(0.1)
Balance at August 31, 2010	**47.7**	**143.6**	**(3.6)**	**22.6**	**518.9**	**729.2**

Rounding up or down may lead to discrepancies between totals.

Cash Flow Statement

€ million	1st Half 2010/2011	1st Half 2009/2010
Consolidated net income	**80.3**	**68.5**
Depreciation and amortization of non-current assets	26.1	27.5
Change in provisions	0.2	2.3
Gains/losses on disposals of non-current assets and of non-current assets held for sale	0.0	0.1
Change in inventories, trade receivables and other assets	(10.7)	51.9
Change in trade payables and other liabilities	81.0	34.3
Other non-cash income/expenses	1.8	2.6
Cash flow from operating activities	**178.7**	**187.1**
Proceeds from disposal of non-current assets and of non-current assets held for sale	34.8	1.9
Payments for investments in property, plant, and equipment	(22.5)	(39.4)
Payments for investments in intangible assets	(4.6)	(1.9)
Payments for investments in financial assets	0.0	(1.0)
Cash flow from investing activities	**7.7**	**(40.4)**
Proceeds from capital increases	0.0	0.6
Dividends paid	(15.9)	(13.7)
Proceeds from taking up long-term debt	40.0	0.0
Repayment of long-term debt	(8.0)	(9.9)
Payments for transaction costs	(0.6)	0.0
Change in current financial debt	(0.8)	(5.9)
Cash flow from financing activities	**14.6**	**(28.9)**
Cash-effective change in cash and cash equivalents	201.1	117.8
Change in cash and cash equivalents due to changes in exchange rates	0.6	0.6
Cash and cash equivalents at March 1	295.6	236.1
Cash and cash equivalents at August 31	**497.3**	**354.6**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 10.1 million on account of income tax payments (previous year: € 9.8m) and by € 13.1 million on account of interest payments (previous year: € 14.3m) and increased by € 1.5 million on account of interest received (previous year: € 2.0m).

The other non-cash income/expenses item largely consists of unrecognized foreign currency differences and deferred taxes.

Notes to the Interim Consolidated Financial Statements

(1) Accounting principles

This Group half-year financial report of HORNBACH-Baumarkt-AG and its subsidiaries for the first half as of August 31, 2010 has been prepared in accordance with § 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The HORNBACH Group has implemented all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) requiring mandatory application in the European Union for the first time from the 2010/2011 financial year.

The revised version of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements" will lead to changes in the presentation of business combinations in future. Initial application of the revised standard will affect the Group's net asset, financial and earnings position in line with the scale of the relevant business combination. Changes in the level of shareholding held in subsidiaries already fully consolidated not leading to any loss of control will continue to be offset directly against equity.

The application of the other International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee requiring application for the first time from the 2010/2011 financial year has not had any implications for the Group's net asset, financial and earnings position.

Otherwise, the accounting principles applied when preparing the interim report correspond to those applied in the consolidated financial statements as of February 28, 2010. The Group has made additional application of IAS 34 "Interim Financial Reporting". Pursuant to IAS 34 "Interim Financial Reporting", income tax expenses for the first half have been calculated using the average annual tax rate expected for the financial year as a whole. This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2009/2010 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report is also consistent with German Accounting Standard No. 16 (DRS 16) - Interim Reporting - of the German Accounting Standards Committee (DRSC). Based on a resolution adopted by the Annual General Meeting on July 8, 2010, the group auditor, KPMG AG Wirtschaftsprüfungsgesellschaft, was commissioned to perform an audit review of the half-year financial report of the HORNBACH-Baumarkt-AG Group.

(2) Scope of consolidation

There were no changes in the scope of consolidation in the first half of 2010/2011.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally reports a weaker business performance in the autumn and winter than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first half. The business performance in the first six months as of August 31, 2010 does not necessarily provide an indication for the year as a whole.

(4) ther income and expenses

Other income and expenses are structured as follows:

€ million	2nd Quarter 2010/2011	2nd Quarter 2009/2010	Change %
Other income	6.8	10.0	(31.8)
Other expenses	1.2	3.7	(67.4)
Other income and expenses	**5.6**	**6.3**	**(10.7)**

€ million	1st Half 2010/2011	1st Half 2009/2010	Change %
Other income	11.7	16.6	(29.5)
Other expenses	2.0	4.5	(57.1)
Other income and expenses	**9.7**	**12.0**	**(19.0)**

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals.

The other income reported for the first half of 2010/2011 includes operating income of € 11.3 million (previous year: € 16.0m) and non-operating income of € 0.4 million (previous year: € 0.6m). Operating income mainly consists of advertising grants, other supplier credits and ancillary revenues at the DIY stores with garden centers, income from the release of provisions and income from allocations within the HORNBACH HOLDING AG Group. The non-operating income for the first half of 2010/2011 results from the sale of a DIY store property. This was leased back on a long-term basis together with the relevant land within the framework of an operating lease. There is the option of extending the letting period following expiry of the fixed term. The DIY store property and land were previously classified as held for sale. The non-operating income for the previous year mainly involved retrospective income on real estate sold in the 2008/2009 financial year.

The other expenses for the first half of 2010/2011 consist of operating expenses of € 1.3 million (previous year: € 1.6m) and non-operating expenses of € 0.7 million (previous year: € 2.9m). Operating expenses mainly involve losses incurred in connection with damages and with disposals of non-current assets. Non-operating expenses for the first half of 2010/2011 relate to an amount of € 0.5 million in connection with the unscheduled write-down of goodwill in the retail segment and the sale of a piece of land disposed of in the sale and leaseback transaction referred to above (€ 0.2m). The non-operating expenses for the previous year mainly related to additions of € 1.9 million to provisions for onerous contracts and to the reclassification of a property previously classified as held for sale. Here, the retrospective recognition of scheduled depreciation resulted in expenses of € 0.7 million.

(5) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 "Earnings per Share" as the quotient of the income attributable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares issued.

Basic earnings per share

	2nd Quarter 2010/2011	2nd Quarter 2009/2010
Weighted number of shares issued	15,903,500	15,746,799
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	46.6	35.5
Earnings per share in €	**2.93**	**2.25**

	1st Half 2010/2011	1st Half 2009/2010
Weighted number of shares issued	15,903,500	15,746,799
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	80.3	68.5
Earnings per share in €	**5.05**	**4.35**

Diluted earnings per share

The dilutive effect in previous years was due to shares potentially arising within the 1999 share option plan. This share option plan could be exercised for the last time as of February 3, 2010. No further share option plans have been adopted. Accordingly, there were no dilutive effects as of August 31, 2010.

The diluted earnings per share reported in the previous year were structured as follows:

	2nd Quarter 2009/2010
Weighted number of shares issued, including potential shares with a dilutive effect	15,778,840
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	35.5
Earnings per share in €	**2.25**

	1st Half 2009/2010
Weighted number of shares issued, including potential shares with a dilutive effect	15,778,840
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	68.5
Earnings per share in €	**4.34**

(6) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 232.1 million at the end of the first half as of August 31, 2010 (previous year: € 217.7m).

Depreciation and amortization totaling € 26.1 million was recognized on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first half of the 2010/2011 financial year (previous year: € 27.5m).

(7) Share capital

On August 2, 2010, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to § 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares. These shares are to be acquired for the (annual) issue of employee shares scheduled to take place at the end of 2010.

The repurchase of shares pursuant to this management board resolution is being undertaken in accordance with the safe harbor regulations set out in § 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

The repurchase of shares began on August 3, 2010 and is limited until December 31, 2010. A total of 2,318 treasury stocks had been acquired by August 31, 2010.

(8) Dividend

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 8, 2010 a dividend of € 1.00 per share was distributed to shareholders for the 2009/2010 financial year.

(9) Financial debt

The HORNBACH-Baumarkt-AG Group concluded promissory note bond agreements with a total volume of € 120 million in two tranches in the first half of the 2010/2011 financial year.

The first tranche involves two promissory note bonds with an equivalent value of € 20 million each, which were taken up in CZK and CHF respectively at the end of the first half of the financial year. These promissory note bonds have floating interest rates based on the 6-month CZK PRIBOR and CHF LIBOR, plus a bank margin, and are due for repayment at the end of a five-year term. The funds are to be used to refinance investments in the respective currencies.

The second tranche relates to a syndicated credit line of € 80 million to be utilized in the form of a (forward) promissory note bond with a five-year term as of June 30, 2011. The funds are to be used to refinance the existing promissory note bond. Commitment interest has to be paid for the period until this promissory note bond, which is repayable upon maturity, is drawn down. Following drawdown, the promissory note bond has a floating interest rate based on the 6-month EURIBOR, plus a bank margin.

Customary bank covenants have been agreed for the promissory note bonds. By analogy with the existing syndicated credit line, interest cover (EBITDA/gross interest expenses) of at least 2.25 and an equity ratio of at least 25% must be met on the level of the HORNBACH-Baumarkt-AG Group. Furthermore, maximum limits have also been agreed, particularly in respect of financing facilities secured by land charges and the taking up of financial debt by subsidiaries of HORNBACH-Baumarkt-AG.

To secure the level of interest, congruent swaps and a forward swap were also agreed upon conclusion of the aforementioned promissory note bond agreements. These interest swaps enable the floating interest payments based on the 6-month CZK PRIBOR, CHF LIBOR and EURIBOR rates, payable in each case on a half-yearly basis throughout the terms, to be converted into fixed interest payments. As each of these promissory note bond transactions meets the requirements for hedge accounting, changes in the value of the swaps are reported in the hedging reserve.

(10) Contingent liabilities and other financial obligations

These mainly involve obligations for rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These amounted to € 1,224.1 million at the end of the first half as of August 31, 2010 (February 28, 2010: € 1,276.0m).

(11) Related party disclosures

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions performed in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first half of 2010/2011.

(12) Segment report

1st Half 2010/2011 in € million 1st Half 2009/2010 in € million	DIY stores	Real estate	Headquarters and consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**1,554.7**	**62.1**	**(61.6)**	**1,555.2**
	1,502.4	59.3	(58.8)	1,502.9
Sales to third parties	1,554.7	0.0	0.0	1,554.7
	1,502.4	0.0	0.0	1,502.4
Rental income from third parties	0.0	0.5	0.0	0.5
	0.0	0.5	0.0	0.5
Rental income from affiliated companies	0.0	61.6	(61.6)	0.0
	0.0	58.8	(58.8)	0.0
Segment earnings (EBIT)	**111.2**	**17.0**	**(10.7)**	**117.5**
	96.2	18.0	(5.9)	108.3
Depreciation and amortization	**16.3**	**5.6**	**4.2**	**26.1**
	17.6	5.8	4.1	27.5
EBITDA	**127.5**	**22.6**	**(6.5)**	**143.6**
	113.8	23.8	(1.8)	135.8
Segment assets	**738.2**	**468.4**	**409.0**	**1,615.6**
	723.4	476.1	294.0	1,493.5
of which: credit balances at banks	102.3	0.0	375.8	478.1
	73.0	0.0	260.3	333.3

Reconciliation in € million	1st Half 2010/2011	1st Half 2009/2010
Segment earnings (EBIT) before "Headquarters and consolidation"	**128.2**	**114.2**
Headquarters	(10.7)	(5.8)
Consolidation adjustments	0.0	(0.1)
Net financial expenses	(6.1)	(11.0)
Consolidated earnings before taxes	**111.4**	**97.4**

Rounding up or down may lead to discrepancies between totals.

RESPONSIBILITY STATEMENT

We hereby affirm that, to the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Bornheim, September 28, 2010

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Steffen Hornbach   Roland Pelka   Susanne Jäger

Jürgen Schröcker   Manfred Valder

REVIEW REPORT

To Hornbach-Baumarkt-Aktiengesellschaft, Bornheim bei Landau/Pfalz

We have reviewed the condensed interim consolidated financial statements of the Hornbach-Baumarkt-Aktiengesellschaft, Bornheim bei Landau/Pfalz – comprising the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and selected explanatory notes – together with the interim group management report of the Hornbach-Baumarkt-Aktiengesellschaft, for the period from March 1 to August 31, 2010 that are part of the semi annual financial report according to § 37 w WpHG [„Wertpapierhandelsgesetz“: „German Securities Trading Act“]. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company's management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Frankfurt am Main, September 28, 2010

KPMG AG Wirtschaftsprüfungsgesellschaft

Bertram German Public Auditor	Kunisch German Public Auditor

FINANCIAL CALENDAR 2010/2011

September 30, 2010	Half-Year Financial Report 2010/2011 as of August 31, 2010
December 21, 2010	Interim Report: 3rd Quarter of 2010/2011 as of November 30. 2010
March 17, 2011	Trading Statement 2010/2011
May 26, 2011	Annual Results Press Conference 2010/2011 Publication of Annual Report

Investor Relations
Axel Müller
Tel: (+49) 0 63 48 / 60 - 24 44
Fax: (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

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